Exhibit 1.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AND NOTES

FOR THE FIRST QUARTER ENDING MARCH 31, 2017

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Financial Position
(unaudited in thousands of U.S. dollars)

	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents (Note 20)	$183,609	$180,881
Short-term investments (Note 5)	21,815	36,729
Trade and other receivables (Note 4)	121,962	130,117
Income taxes receivable	15,035	17,460
Inventories (Note 6)	226,407	237,329
Derivative financial instruments (Note 4)	2,308	—
Prepaid expenses and other current assets	10,321	10,337
	581,457	612,853
Non-current assets
Mineral properties, plant and equipment (Note 7)	1,255,231	1,222,727
Long-term refundable tax	8,469	7,664
Deferred tax assets	1,727	1,727
Investment in associates (Note 9)	50,946	49,734
Other assets (Note 10)	382	379
Goodwill (Note 8)	3,057	3,057
Total Assets	$1,901,269	$1,898,141

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 11)	$128,812	$143,502
Derivative financial instruments (Note 4)	190	2,815
Current portion of provisions (Note 12)	7,905	8,499
Current portion of finance lease (Note 13)	4,143	3,559
Income tax payable	17,430	25,911
	158,480	184,286
Non-current liabilities
Long-term portion of provisions (Note 12)	56,280	51,444
Deferred tax liabilities	166,746	170,863
Long-term portion of finance lease (Note 13)	3,432	3,542
Long-term debt (Note 14)	36,200	36,200
Deferred revenue (Note 9)	12,029	11,561
Other long-term liabilities (Note 15)	28,006	27,408
Share purchase warrants (Note 9)	14,025	13,833
Total Liabilities	475,198	499,137

Equity
Capital and reserves (Note 16)
Issued capital	2,315,550	2,303,978
Share option reserve	22,217	22,946
Investment revaluation reserve	713	434
Deficit	(915,540)	(931,060)
Total Equity attributable to equity holders of the Company	1,422,940	1,396,298
Non-controlling interests	3,131	2,706
Total Equity	1,426,071	1,399,004
Total Liabilities and Equity	$1,901,269	$1,898,141
Commitments and Contingencies (Notes 4, 23); subsequent events (Note 25)
See accompanying notes to the condensed interim consolidated financial statements
APPROVED BY THE BOARD ON MAY 9, 2017

"signed"	Ross Beaty, Director	"signed"	Michael Steinmann, Director

Pan American Silver Corp.
Condensed Interim Consolidated Income Statements
(unaudited in thousands of U.S. dollars except per share amounts)

	Three months ended March 31,
	2017	2016
Revenue (Note 21)	$198,687	$158,275
Cost of sales
Production costs (Note 17)	(129,223)	(105,808)
Depreciation and amortization	(29,353)	(29,371)
Royalties	(7,236)	(6,398)
	(165,812)	(141,577)
Mine operating earnings	32,875	16,698

General and administrative	(5,759)	(5,734)
Exploration and project development	(3,524)	(1,282)
Foreign exchange gains (losses)	2,509	(1,772)
Gains (losses) on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	1,794	(58)
Gain on sale of mineral properties, plant and equipment	42	104
Share of loss from associate and dilution gain (Note 9)	771	—
Other income (expense)	1,414	(487)
Earnings from operations	30,122	7,469

Investment income	59	304
Interest and finance expense (Note 18)	(2,390)	(1,798)
Earnings before income taxes	27,791	5,975
Income tax expense (Note 22)	(7,841)	(4,100)
Net earnings for the period	$19,950	$1,875
See accompanying notes to the condensed interim consolidated financial statements.

Attributable to:
Equity holders of the Company	$19,371	$1,738
Non-controlling interests	579	137
	$19,950	$1,875

Earnings per share attributable to common shareholders (Note 19)
Basic earnings per share	$0.13	$0.01
Diluted earnings per share	$0.13	$0.01
Weighted average shares outstanding (in 000’s) Basic	152,757	151,982
Weighted average shares outstanding (in 000’s) Diluted	153,127	152,062

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2017	2016
Net earnings for the period	$19,950	$1,875
Items that may be reclassified subsequently to net earnings:
Unrealized net gains on available for sale securities (net of $nil tax in 2017 and 2016)	331	568
Reclassification adjustment for realized gains on equity securities to earnings (net of $nil tax in 2017 and 2016)	(52)	(18)
Total comprehensive earnings for the period	$20,229	$2,425

Total comprehensive earnings attributable to:
Equity holders of the Company	$19,650	$2,288
Non-controlling interests	579	137
	$20,229	$2,425
See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited in thousands of U.S. dollars)

	Three months ended March 31,
	2017	2016
Cash flow from operating activities
Net earnings for the period	$19,950	$1,875

Current income tax expense (Note 22)	11,958	3,387
Deferred income tax (recovery) expense (Note 22)	(4,117)	713
Interest expense (Note 18)	118	512
Depreciation and amortization	29,353	29,371
Accretion on closure and decommissioning provision (Note 12)	1,493	719
Unrealized (gains) losses on foreign exchange	(2,044)	1,308
Share-based compensation expense	701	702
(Gains) losses on commodity, diesel fuel swaps, and foreign currency contracts (Note 4)	(1,794)	58
Share of loss from associate and dilution gain (Note 9)	(771)	—
Gain on sale of mineral properties, plant and equipment	(42)	(104)
Net realizable value adjustment for inventories	11,215	(3,424)
Changes in non-cash operating working capital (Note 20)	(2,196)	(27,600)
Operating cash flows before interest and income taxes	63,824	7,517

Interest paid	(622)	(322)
Interest received	112	323
Income taxes paid	(24,745)	(6,747)
Net cash generated from operating activities	$38,569	$771

Cash flow from investing activities
Payments for mineral properties, plant and equipment	$(31,938)	$(44,900)
Acquisition of mineral interests	(12,749)	—
Net proceeds from sales of short-term investments	14,852	36,025
Proceeds from sale of mineral properties, plant and equipment	45	110
Net payments from commodity, diesel fuel swaps, and foreign currency contracts	(3,139)	(1,522)
Net cash used in investing activities	$(32,929)	$(10,287)

Cash flow from financing activities
Proceeds from issue of equity shares	$2,079	$210
Distributions to non-controlling interests	(181)	—
Dividends paid	(3,824)	(1,900)
Payment of short-term loans	—	(1,236)
Payment of equipment leases	(927)	(729)
Net cash used in financing activities	$(2,853)	$(3,655)
Effects of exchange rate changes on cash and cash equivalents	(59)	(405)
Net increase (decrease) in cash and cash equivalents	2,728	(13,576)
Cash and cash equivalents at the beginning of the period	180,881	133,963
Cash and cash equivalents at the end of the period	$183,609	$120,387
Supplemental cash flow information (Note 20).
See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Condensed Interim Consolidated Statements of Changes in Equity
(unaudited in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive earnings
Net earnings for the year	—	—	—	—	100,085	100,085	1,740	101,825
Other comprehensive income	—	—	—	892	—	892	—	892
	—	—	—	892	100,085	100,977	1,740	102,717
Shares issued on the exercise of stock options	254,146	3,223	(824)	—	—	2,399	—	2,399
Shares issued as compensation	196,772	2,365	—	—	—	2,365	—	2,365
Share-based compensation on option grants	—	—	941	—	—	941	—	941
Distributions by subsidiaries to non-controlling interests	—	—	—	—	—	—	(428)	(428)
Dividends paid	—	—	—	—	(7,606)	(7,606)	—	(7,606)
Balance, December 31, 2016	152,334,652	$2,303,978	$22,946	$434	$(931,060)	$1,396,298	$2,706	$1,399,004
Total comprehensive earnings
Net earnings for the period	—	—	—	—	19,371	19,371	579	19,950
Other comprehensive income	—	—	—	279	—	279	—	279
	—	—	—	279	19,371	19,650	579	20,229
Shares issued on the exercise of stock options	246,358	2,922	(843)	—	—	2,079	—	2,079
Share-based compensation on option grants	—	—	114	—	—	114	—	114
Acquisition of mineral interests	525,654	8,650	—	—	—	8,650	—	8,650
Distributions by subsidiaries to non-controlling interests	—	—	—	—	(27)	(27)	(154)	(181)
Dividends paid	—	—	—	—	(3,824)	(3,824)	—	(3,824)
Balance, March 31, 2017	153,106,664	$2,315,550	$22,217	$713	$(915,540)	$1,422,940	$3,131	$1,426,071

	Attributable to equity holders of the Company
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Deficit	Total	Non- controlling interests	Total equity
Balance, December 31, 2015	151,883,734	$2,298,390	$22,829	$(458)	$(1,023,539)	$1,297,222	$1,394	$1,298,616
Total comprehensive earnings
Net earnings for the period	—	—	—	—	1,738	1,738	137	1,875
Other comprehensive income	—	—	—	550	—	550	—	550
	—	—	—	550	1,738	2,288	137	2,425
Shares issued on exercise of stock options	24,349	288	(78)	—	—	210	—	210
Shares issued as compensation	100,000	680	—	—	—	680	—	680
Share-based compensation on option grants	—	—	232	—	—	232	—	232
Dividends paid	—	—	—	—	(1,900)	(1,900)	—	(1,900)
Balance, March 31, 2016	152,008,083	$2,299,358	$22,983	$92	$(1,023,701)	$1,298,732	$1,531	$1,300,263
 See accompanying notes to the condensed interim consolidated financial statements.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

1.	Nature of Operations
 Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the “Company”, or “Pan American”). Pan American Silver Corp. is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.
 The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company’s primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

2.	Summary of Significant Accounting Policies

a.	Basis of Preparation
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and follow the same accounting policies and methodologies applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2016. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, as they do not include all the information and disclosures required by accounting principles generally accepted in Canada for complete financial statements.
In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair presentation of these condensed interim consolidated financial statements have been included. Operating results for the three months ended March 31, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2016.

b.	Changes in Accounting Policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016, except for the following: the Company has adopted the narrow scope amendments to IFRS 12 - Disclosure of Interests in Other Entities, IAS 7 - Statement of Cash Flows and IAS 12 - Income Taxes which are effective for annual periods beginning on or after January 1, 2017. The amendments did not have an impact on the Company’s unaudited condensed interim consolidated financial statements.

c.	Accounting Standards Issued But Not Yet Effective
IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments will have on its consolidated financial statements.
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The standard is effective for annual periods beginning on or after January 1, 2018. The Company plans to apply IFRS 15 at the date it becomes effective. The Company is in the process of analyzing IFRS 15 and determining the effect on its consolidated financial statements as a result of adopting this standard.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 - Leases which replaces IAS 17 - Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
IFRIC Interpretation 22 Foreign Currency Transactions and Advance Consideration ("IFRIC 22") On December 8, 2016, the IASB issued IFRIC 22, which addresses the exchange rate to use in transactions that involve advance consideration paid or received in a foreign currency. The Standard provides guidance on how to determine the date of the transaction for the purpose of determining the spot exchange rate used to translate the asset, expense or income on initial recognition that relates to, and is recognized on the de-recognition of, a non-monetary prepayment asset or a non-monetary deferred income liability. It is effective January 1, 2018. The Company is currently assessing the impact on the adoption of this interpretation.

d.	Basis of Consolidation
These unaudited condensed interim consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at March 31, 2017 and December 31, 2016 are presented in the following table:

Subsidiary	Location	Ownership Interest	Accounting	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

3.	Management of Capital
The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company’s capital structure consists of shareholders’ equity (comprising issued capital plus share option reserve plus deficit, plus investment revaluation reserve) with a balance of $1.4 billion as at March 31, 2017 (December 31, 2016 - $1.4 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets. The Company’s capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.
The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2016. Refer to Note 14 for details of the Company’s revolving credit facility and related covenants.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

4.	Financial Instruments

a)	Financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”)
The Company’s financial assets and liabilities classified as at FVTPL are as follows:

	March 31, 2017	December 31, 2016
Current derivative assets:
Foreign currency contracts	$2,308	$—
	$2,308	$—

	March 31, 2017	December 31, 2016
Current derivative liabilities:
Zinc contracts	$183	$1,769
Lead Contracts	—	54
Foreign currency contracts	7	992
	$190	$2,815

In addition, trade and other receivables include accounts receivable arising from sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	March 31, 2017	December 31, 2016
Trade receivables from provisional concentrates sales	$49,624	$44,960
Not arising from sale of metal concentrates(1)	72,338	85,157
Trade and other receivables	$121,962	$130,117

(1)	Accounted for at amortized cost.
The net (losses) gains on derivatives for the three months ended March 31, 2017 and 2016 were comprised of the following:

	2017	2016
(Losses) gains on commodity and diesel fuel swap and foreign currency contracts:
Realized losses on foreign currency, diesel fuel swap and commodity contracts	$(3,139)	$(1,522)
Unrealized gains on foreign currency, diesel fuel swap and commodity contracts	4,933	1,464
	$1,794	$(58)

b)	Financial assets designated as available-for-sale
The Company’s short-term investments are designated as available-for-sale. The unrealized gains (losses) on available-for-sale investments recognized in other comprehensive income (loss) for the three months ended March 31, were as follows:

	Three months ended March 31,
	2017	2016
Unrealized net gains on available for sale securities	$331	$568
Reclassification adjustment for realized gains on equity securities to earnings	(52)	(18)
	$279	$550

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

c)	Fair Value of Financial Instruments

(i)	Fair value measurement of financial assets and liabilities recognized in the condensed interim consolidated financial statements
The carrying value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.
Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
The following table sets forth the Company’s financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:
Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).
At March 31, 2017 and December 31, 2016, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	March 31, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Assets and Liabilities:
Short-term investments	$21,815	$—	$36,729	$—
Trade receivables from provisional concentrate sales	—	49,624	—	44,960
Zinc contracts	—	(183)	—	(1,769)
Lead contracts	—	—	—	(54)
Foreign currency contracts	—	2,301	—	(992)
	$21,815	$51,742	$36,729	$42,145
 The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2016. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the three months ended March 31, 2017. At March 31, 2017, there were no financial assets or liabilities measured at fair value on the Condensed Interim Consolidated Statement of Financial Position that would be categorized within Level 3 of the fair value hierarchy (December 31, 2016 - none).

(ii)	Valuation Techniques
 Short-term investments and other investments
The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.
 Derivative Financial Instruments
The Company’s commodity swaps and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair value hierarchy. As of March 31, 2017, the unrealized gains on foreign currency and commodity contracts was $2.1 million (2016 - losses of $2.8 million).

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

During the year ended December 31, 2016 the Company entered into collared positions for its foreign currency exposure of MXN purchases with puts and call contracts (Note 4d(iv), Foreign Exchange Rate Risk).
During 2015 the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices that had a total initial notional value of $25.5 million (the “Diesel Swaps”). All of the Diesel Swaps were settled by December 31, 2016.   A total of $9.2 of the notional amounts of the Diesel Swaps remained outstanding as of March 31, 2016. The Company recorded losses of $0.3 million on the Diesel Swaps during the three months ended March 31, 2016, with no such losses recorded in 2017.
At March 31, 2017, the Company had outstanding collars made up of put and call contracts on its zinc exposure, for 10,200 tonnes with settlement dates between April 2017 and December 2017. The outstanding contracts have a weighted average floor and cap of $2,274 and $3,513, respectively. The Company recorded losses of $1.1 million and $0.1 million on zinc positions during the three months ended March 31, 2017 and 2016, respectively.
At March 31, 2017, the Company had no outstanding contracts covering its lead exposure, with the final contract expiring on February 2017. The Company recorded a loss of $0.1 million and a gain of $0.2 million on lead positions during the three months ended March 31, 2017 and 2016, respectively.
Receivables from Provisional Concentrate Sales
A portion of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange (“LME”) for copper, zinc and lead and the London Bullion Market Association P.M. fix (“London P.M. fix”) for gold and silver.

d)	Financial Instruments and Related Risks
The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principle financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(i)	Metal Price Risk
Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, the Company’s current policy is to not hedge the price of silver.
The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

(ii)	Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables. The carrying value of trade receivables represents the maximum credit exposure.
The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At March 31, 2017, the Company had receivable balances associated with buyers of its concentrates of $49.6 million (December 31, 2016 - $45.0 million). The vast majority of the Company’s concentrate is sold to seven well-known concentrate buyers.
Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At March 31, 2017 the Company had approximately $23.9 million (December 31, 2016 - $28.5 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company’s mine sites, in-transit to refineries and whilst at the refineries.
The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose the Company to the credit risk of its counterparties to the extent that the trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which the Company operates. These advances represent a credit risk to the Company to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2017, the Company had made $22.6 million (December 31, 2016 - $28.8 million) of supplier advances, which are reflected in “Trade and other receivables” on the Company’s statement of financial position.
Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

(iii)	Interest Rate Risk
Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At March 31, 2017, the Company has $7.6 million in lease obligations (December 31, 2016 - $7.1 million), that are subject to an annualized interest rate of 2.2% and an amount drawn on the credit facility of $36.2 million (December 31, 2016 - $36.2 million) at an annual interest rate of 2.125% to 3.125% over LIBOR. The interest paid by the Company for the three months ended March 31, 2017 on its lease obligations was $0.1 million (2016 – $0.1 million). The Company has repaid all short term loans in Argentina during the year ended December 31, 2016. The interest paid by the Company for the three months ended March 31, 2017 on the credit facility was $0.3 million (2016 – $0.2 million).
The average interest rate earned by the Company during the three months ended March 31, 2017 on its cash and short-term investments was 0.31% (2016 - 0.44%).

(iv)	Foreign Exchange Rate Risk
The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.
At March 31, 2017, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $57.0 million and settlement dates between April 2017 and December 2017. The positions have a weighted average floor of $19.44 and an average cap of $23.40. The Company recorded gains of $3.1 million and $0.2 million gains on the MXN forward contracts for the three months ended March 31, 2017 and 2016, respectively.

(v)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

(vi)	Contractual Maturities
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company's financial and non-financial liabilities, shown in contractual undiscounted cashflow:

Payments due by period
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$124,399	$124,399	$—	$—	$—
Credit Facility	38,200	960	1,040	36,200	—
Finance lease obligations(2)	7,786	4,307	3,479	—	—
Severance accrual	4,857	1,311	1,847	787	912
Employee compensation(3)	8,020	4,632	3,388	—	—
Loss on commodity contracts	190	190	—	—	—
Provisions(4)	4,768	3,322	543	627	276
Income taxes payable	17,430	17,430	—	—	—
Total contractual obligations(4)	$205,650	$156,551	$10,297	$37,614	$1,188

Payments due by period 2016
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$141,002	$141,002	$—	$—	$—
Credit Facility	38,440	960	1,280	36,200	—
Finance lease obligations(2)	7,321	3,720	3,601	—	—
Severance accrual	3,986	689	658	365	2,274
Employee compensation(3)	6,918	3,996	2,922	—	—
Loss on commodity contracts	2,815	2,815	—	—	—
Provisions(4)	4,719	3,262	562	629	266
Income taxes payable	25,911	25,911	—	—	—
Total contractual obligations(4)	$231,112	$182,355	$9,023	$37,194	$2,540

(1)
Includes all current liabilities in the condensed interim consolidated statement of financial position at March 31, 2017 and December 31, 2016 plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance in the statement of financial position to the total contractual obligations within one year, per the contractual maturities schedule is shown in the table below.

March 31, 2017		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$124,399	$—	$124,399
Credit facility	—	960	960
Current portion of finance lease	4,143	164	4,307
Current severance liability	1,311	—	1,311
Employee Compensation & RSU’s	3,102	1,530	4,632
Unrealized loss on commodity contracts	190	—	190
Provisions(4)	3,322	—	3,322
Income tax payable	17,430	—	17,430
Total contractual obligations within one year(4)	$153,897	$2,654	$156,551

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

December 31, 2016		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$141,002	$—	$141,002
Credit facility	—	960	960
Current portion of finance lease	3,559	161	3,720
Current severance liability	689	—	689
Employee Compensation & RSU’s	1,812	2,184	3,996
Unrealized loss on commodity contracts	2,815	—	2,815
Provisions(4)	3,262	—	3,262
Income tax payable	25,911	—	25,911
Total contractual obligations within one year(4)	$179,050	$3,305	$182,355

(2)	Includes lease obligations in the amount of $7.8 million (December 31, 2016 - $7.3 million) with a net present value of $7.6 million (December 31, 2016 - $7.1 million) discussed further in Note 13.

(3)	Includes RSU obligation in the amount of $5.5 million (December 31, 2016 – $4.8 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2017 and 50% in December 2018.

(4)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current $4.6 million, long-term $54.8 million) discussed in Note 12 (December 31, 2016 - current $5.2 million , long-term $50.4 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) (December 31, 2016 - $20.8 million) discussed in Note 15, and deferred tax liabilities of $166.7 million (December 31, 2016 - $170.9 million).

5.	Short-Term Investments

	March 31, 2017			December 31, 2016
Available for Sale	Fair Value	Cost	Accumulated unrealized holding gains	Fair Value	Cost	Accumulated unrealized holding gains
Short-term investments	$21,815	$21,102	$713	$36,729	$36,295	$434

6.	Inventories
Inventories consist of:

	March 31, 2017	December 31, 2016
Concentrate inventory	$13,739	$12,891
Stockpile ore (1)	25,029	31,964
Heap leach inventory and in process (2)	104,530	109,705
Doré and finished inventory (3)	38,108	36,864
Materials and supplies	45,001	45,905
	$226,407	$237,329

(1)
Includes an impairment charge of $10.2 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2016 – $6.0 million at Manantial Espejo and Dolores mines).

(2)	Includes an impairment charge of $8.0 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Dolores mines (December 31, 2016 - $1.5 million at Manantial Espejo mine).

(3)
Includes an impairment charge of $4.0 million to reduce the cost basis of inventory to NRV at Manantial Espejo and Alamo Dorado mines (December 31, 2016 - $3.4 million at Manantial Espejo and Alamo Dorado mines).

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

7.	Mineral Properties, Plant and Equipment
Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.
Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project’s viability and hence it is probable that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.
Mineral properties, plant and equipment consist of:

	March 31, 2017			December 31, 2016
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$190,600	$(98,501)	$92,099	$185,850	$(95,195)	$90,655
Morococha mine, Peru	224,912	(185,856)	39,056	222,517	(183,289)	39,228
Alamo Dorado mine, Mexico	197,199	(197,199)	—	197,199	(197,199)	—
La Colorada mine, Mexico	266,836	(86,850)	179,986	262,516	(81,888)	180,628
Dolores mine, Mexico	1,380,700	(853,579)	527,121	1,358,923	(837,478)	521,445
Manantial Espejo mine, Argentina	364,025	(349,146)	14,879	361,553	(347,855)	13,698
San Vicente mine, Bolivia	125,997	(75,877)	50,120	124,618	(74,251)	50,367
Other	24,480	(16,375)	8,105	24,465	(16,290)	8,175
Total	$2,774,749	$(1,863,383)	$911,366	$2,737,641	$(1,833,445)	$904,196

Land and Exploration and Evaluation:
Land	$4,900	$(1,462)	$3,438	$4,900	$(1,462)	$3,438
Navidad project, Argentina	566,572	(376,101)	190,471	566,572	(376,101)	190,471
Minefinders projects, Mexico	112,029	(16,929)	95,100	112,029	(16,929)	95,100
Morococha, Peru	9,674	(6,436)	3,238	9,674	(6,436)	3,238
Joaquin project, Argentina	25,349	—	25,349	—	—	—
Other	38,996	(12,727)	26,269	38,857	(12,573)	26,284
Total non-producing properties	$757,520	$(413,655)	$343,865	$732,032	$(413,501)	$318,531
Total mineral properties, plant and equipment	$3,532,269	$(2,277,038)	$1,255,231	$3,469,673	$(2,246,946)	$1,222,727

On February 10, 2017, pursuant to the terms of a definitive agreement dated January 13, 2017, the Company completed the acquisition of 100% of Couer Joaquin S.R.L. and subsequently renamed the entity Minera Joaquin S.R.L. (“Joaquin”).  Joaquin’s principal asset is the Joaquin project, located in the Santa Cruz province of southern Argentina, approximately 145 kilometres from the Company’s Manantial Espejo mine. The Company has begun technical studies to determine how much of the high-grade portion of the Joaquin project's mineralized material can be economically treated at Manantial Espejo, which will have available capacity when open-pit mining is completed.  The consideration for the acquisition was $25.0 million, comprised of $15.0 million in cash and $10.0 million of the Company’s common shares valued as of January 13, 2017 (525,654 total common shares), plus a 2.0% net smelter returns royalty on the Joaquin project. Transaction costs were approximately $0.3 million.
The Company concluded that the acquired assets and assumed liabilities did not constitute a business and accordingly the transaction was accounted for as an asset acquisition. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis with $25.4 million allocated to mineral properties, plant and equipment and the remaining allocated to working capital items ($0.04 million). The assets acquired and liabilities assumed have been included in the table above under "Joaquin project, Argentina", and in the Other reportable operating segment of the segment note (Note 21).

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

8.	Impairment of Non-Current Assets and Goodwill
Non-current assets are tested for impairment, or reversal of previous impairment charges, when events or changes in circumstance indicate that the carrying amount may not be recoverable, or previous impairment charges against assets are recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable.
Based on the Company’s assessment with respect to possible indicators of either impairment or reversal of previous impairments to its mineral properties, the Company concluded that as of March 31, 2017 no such indicators were noted, and no impairment charges or impairment charge reversals were required.
Goodwill
Goodwill arose when the Company acquired Minefinders in 2012 and consists of:

	2017	2016
As at January 1,	$3,057	$3,057
As at March 31,	$3,057	$3,057

9.	Investment in Associates
Investment in associates consist of:

	March 31, 2017	December 31, 2016
Investment in Maverix Metals Inc. ("Maverix")	$49,496	$48,284
Investment in other	1,450	1,450
	$50,946	$49,734
The following table shows a continuity of the Company's investment in Maverix:

	2017	2016
Balance of investment in associate, January 1,	$48,284	$—
Dilution gain	1,406	—
Adjustment for change in ownership interest	441	—
Loss in associate	(635)	—
Balance of investment in associate, March 31,	$49,496	$—

Investment in Maverix:
The Company's warrant liability representing in substance ownership interest in Maverix was $14.0 million as at March 31, 2017 (December 31, 2016 - $13.8 million). The Company's share of Maverix income or loss was recorded, from January 1, 2017 to Feb 21, 2017 based on its 43% interest, and 41% for the period February 22, 2017 to March 31, 2017, representing the Company’s fully diluted ownership.
On February 21, 2017, Maverix closed a transaction with Auramet Trading LLC and certain of its affiliates (collectively "Auramet"), where Maverix acquired a portfolio of two (2) royalties from Auramet (the "Auramet Royalty Portfolio"); and Maverix issued to Auramet a total of 8.5 million common shares and made a cash payment of $5 million (collectively, the "Auramet Transaction").
Deferred Revenue:
Deferred revenue relates to precious metal streams whereby the Company will sell 100% of the future gold production from La Colorada and 5% of the future gold production from La Bolsa, which is in the exploration stage, to Maverix for $650 and $450 per ounce, respectively (the "Streams"). The deferred revenue liability recognized by the Company is the portion of the deferred revenue to be paid to Maverix owners other than Pan American through its ownership in Maverix.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

On February 21, 2017, the Company recorded an additional $0.4 million of deferred revenue as a result of the diluted ownership in Maverix that arose on the Auramet Transaction. The deferred revenue related to the Streams will be recognized as revenue by Pan American as the gold ounces are delivered to Maverix. As at March 31, 2017, the deferred revenue liability was $12.0 million (December 31, 2016 - $11.6 million).
All transactions with Maverix were in the normal course and measured at exchange amounts, which were the amounts of consideration established and agreed to by the Company and Maverix.
Income Statement Impacts:
The Auramet Transaction resulted in a $1.4 million dilution gain recorded in share of loss from associate and dilution gain comprised of $3.8 million gain recorded for the proportionate increase in assets acquired offset by a $2.4 million loss recorded for the dilution of ownership in Maverix.
The Company also recognized a share of loss from associate of $0.6 million recorded in share of loss from associate and dilution gain which represents the Company's 43% share of Maverix's loss for the 52 days ended February 21, 2017 and 41% share of Maverix's loss for the 38 days ended March 31, 2017.

10.	Other Assets
Other assets consist of:

	March 31, 2017	December 31, 2016
Reclamation bonds	$199	$199
Lease receivable	94	91
Other assets	89	89
	$382	$379

11.	Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of:

	March 31, 2017	December 31, 2016
Trade accounts payable(1)	$43,923	$45,344
Royalties payable	6,095	4,612
Other accounts payable and trade related accruals	39,950	48,767
Payroll and related benefits	20,378	24,971
Severance accruals	1,311	688
Other taxes payable	2,690	1,791
Other	14,465	17,329
	$128,812	$143,502

(1)	No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

12.	Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2016	$55,611	$4,332	$59,943
Revisions in estimates and obligations incurred	3,693	—	3,693
Charged (credited) to earnings:
-new provisions	—	462	462
-change in estimate	—	(35)	(35)
-exchange gains on provisions	—	158	158
Charged in the period	—	(149)	(149)
Reclamation expenditures	(1,380)	—	(1,380)
Accretion expense (Note 18)	1,493	—	1,493
March 31, 2017	$59,417	$4,768	$64,185

Maturity analysis of total provisions:	March 31, 2017	December 31, 2016
Current	$7,905	$8,499
Non-Current	56,280	51,444
	$64,185	$59,943

13.	Finance Lease Obligations

	March 31, 2017	December 31, 2016
Lease obligations(1)	$7,575	$7,101

	March 31, 2017	December 31, 2016
Maturity analysis of finance leases:
Current	$4,143	$3,559
Non-Current	3,432	3,542
	$7,575	$7,101

(1)
Represents equipment lease obligations at several of the Company’s subsidiaries. A reconciliation of the total future minimum lease payments at March 31, 2017 and December 31, 2016 to their present value is presented in the table below.

	March 31, 2017	December 31, 2016
Less than a year	$4,307	$3,720
2 years	3,300	3,242
3 years	179	359
4 years	—	—
5 years	—	—
	7,786	7,321
Less future finance charges	(211)	(220)
Present value of minimum lease payments	$7,575	$7,101

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

14.	Long Term Debt
Long term debt consists of:

	March 31, 2017	December 31, 2016
Credit Facility	$36,200	$36,200
Total long-term debt	$36,200	$36,200

Maturity analysis of Long Term debt:

	March 31, 2017	December 31, 2016
Current	$—	$—
Non-Current	36,200	36,200
	$36,200	$36,200

On April 15, 2015 the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by 1 year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net income from and including the fiscal quarter ended March 31, 2016. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of March 31, 2017 the Company was in compliance with all covenants required by the Credit Facility.
The upfront costs have been recorded as an asset under the classification Prepaid expenses and other current assets and are being amortized over the life of the Credit Facility. The Credit Facility can be drawn down at any time to finance the Company’s working capital requirements, acquisitions, investments and for general corporate purposes.
At the option of the Company, amounts can be drawn under the Credit Facility and will incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 2.125% to 3.125% or; (ii) the Bank of Nova Scotia’s Base Rate plus 1.125% to 2.125%. Undrawn amounts under the Credit Facility are subject to a stand-by fee of 0.478% to 0.703% per annum, dependent on the Company’s leverage ratio.
As at March 31, 2017 and December 31, 2016, $36.2 million and $36.2 million, respectively, was drawn on the Credit Facility under LIBOR loans at an average annual rate of 2.55%. During the three months ended March 31, 2017, the Company has incurred $0.3 million (2016 - $0.3 million) in standby charges on undrawn amounts and $0.3 million (2016 - $0.2 million) in interest on drawn amounts under this Facility.

15.	Other Long Term Liabilities
Other long term liabilities consist of:

	March 31, 2017	December 31, 2016
Deferred credit(1)	$20,788	$20,788
Other income tax payable	3,671	3,321
Severance accruals	3,547	3,299
	$28,006	$27,408

(1)
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the Silver Stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

16.	Share Capital and Employee Compensation Plans
The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the “Compensation Plan”). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company’s stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company’s Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders’ approval.
The Board has developed long term incentive plan (“LTIP”) guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company’s common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units (“RSUs”) plan described below is part of the LTIP plan. In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP, plan described below.
The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.
Transactions concerning stock options are summarized as follows in CAD:

	Stock Options
	Shares	Weighted Average Exercise Price CAD$
As at December 31, 2015	1,552,923	$15.98
Granted	45,705	$23.61
Exercised	(254,146)	$12.30
Expired	(9,352)	$24.70
Forfeited	(24,266)	$21.07
As at December 31, 2016	1,310,864	$16.81
Granted	—	—
Exercised	(246,358)	$11.17
Expired	—	—
Forfeited	(21,212)	$9.76
As at March 31, 2017	1,043,294	$18.28

Long Term Incentive Plan
During the three months ended March 31, 2017, 246,358 common shares were issued in connection with the exercise of options under the plan (2016 – 24,349 common shares), nil options expired (2016 - nil) and 21,212 options were forfeited (2016 – 22,810).

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Share Option Plan
The following table summarizes information concerning stock options outstanding and options exercisable as at March 31, 2017. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2017	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2017	Weighted Average Exercise Price CAD$
$9.76 - $11.57	354,122	64.81	$10.02	152,200	$10.36
$11.58 - $17.01	143,747	58.92	$11.74	143,747	$11.74
$17.02 - $18.53	127,274	35.37	$18.38	127,274	$18.38
$18.54 - $24.90	343,543	28.29	$24.73	297,838	$24.90
$24.91 - $40.22	74,608	8.34	$40.22	74,608	$40.22
	1,043,294	44.34	$18.28	795,667	$20.14

For the three months ended March 31, 2017 the total employee share-based compensation expense recognized in the income statement was $0.7 million (2016 - $0.7 million).
Performance Shares Units
In early 2014, the Board approved the adding of performance share units (“PSUs”) to the Company’s LTIP. PSUs are notional share units that mirror the market value of the Company’s common shares (the “Shares”). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board has not yet approved the issuance of PSUs for 2017 (2016 - 38,119 PSUs approved at a share price of CAD $22.22). Compensation expense for PSUs was $0.3 million for the three months ended March 31, 2017 (2016 - $0.2 million) and is presented as a component of general and administrative expense.
At March 31, 2017, the following PSU’s were outstanding:

PSU	Number Outstanding	Fair Value
As at December 31, 2015	103,671	$683
Granted	38,119	638
Change in value	—	831
As at December 31, 2016	141,790	$2,152
Change in value	—	342
As at March 31, 2017	141,790	$2,494

Restricted Share Units
Under the Company’s RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two installments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally, RSU value is adjusted to reflect dividends paid on Pan American common share over the vesting period.
Compensation expense for RSU’s was $1.0 million for the three months ended March 31, 2017 (2016 – $0.8 million) and is presented as a component of general and administrative expense.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

At March 31, 2017, the following RSU’s were outstanding:

RSU	Number Outstanding	Fair Value
As at December 31, 2015	380,144	$2,495
Granted	164,132	2,919
Paid out	(224,805)	(3,769)
Forfeited	(4,048)	(61)
Change in value	—	3,180
As at December 31, 2016	315,423	$4,764
Granted	—	—
Paid out	—	—
Forfeited	—	—
Change in value	—	762
As at March 31, 2017	315,423	$5,526

Issued share capital
The Company is authorized to issue 200,000,000 common shares of no par value.
Dividends
On May 9, 2017, the Company declared a quarterly dividend of $0.025 per common share paid to holders of record of its common shares as of the close of business day on May 23, 2017. These dividends were declared subsequent to the quarter end and have not been recognized as distributions to owners during the period presented.
On February 14, 2017, the Company declared a quarterly dividend of $0.025 per common share paid to holders of record of its common shares as of the close of business day on February 27, 2017.
On February 17, 2016, the Company declared a quarterly dividend of $0.0125 per common share paid to holders of record of its common shares as of the close of business day on February 29, 2016.

17.	Production Costs
Production costs are comprised of the following:

For the three months ended March 31,	2017	2016
Consumption of raw materials and consumables	$42,205	$40,297
Employee compensation and benefits expense	39,375	34,292
Contractors and outside services	20,964	18,062
Utilities	6,241	4,572
Other expenses	9,799	9,713
Changes in inventories (1)	10,639	(1,128)
	$129,223	$105,808

(1)	Includes NRV adjustments to inventory to increase production costs by $11.2 million (2016 - reduce by $3.4 million).

18.	Interest and Finance Expense

For the three months ended March 31,	2017	2016
Interest expense	$118	$512
Finance fees	779	567
Accretion expense (Note 12)	1,493	719
	$2,390	$1,798

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

19.	Earnings Per Share (Basic and Diluted)

For the three months ended March 31,		2017		2016
	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000’s) (Denominator)	Per-Share Amount
Net earnings (1)	$19,371			$1,738
Basic EPS	$19,371	152,757	$0.13	$1,738	151,982	$0.01
Effect of Dilutive Securities:
Stock Options	—	370		—	80
Diluted EPS	$19,371	153,127	$0.13	$1,738	152,062	$0.01

(1)	Net earnings attributable to equity holders of the Company.
Potentially dilutive securities excluded in the diluted earnings per share calculation for the three months ended March 31, 2017 were 372,446 out-of-the-money options (2016 – 578,531).

20.	Supplemental Cash Flow Information
The following tables summarize the changes in operating working capital items and significant non-cash items:

	Three months ended March 31,
Changes in non-cash operating working capital items:	2017	2016
Trade and other receivables	$385	$(22,262)
Inventories	288	4,366
Prepaid expenses	451	(2,558)
Accounts payable and accrued liabilities	(1,505)	(6,627)
Provisions	(1,815)	(519)
	$(2,196)	$(27,600)

	Three months ended March 31,
Significant non-cash items:	2017	2016
Advances received for equipment leases	$1,400	$1,664
Share-based compensation issued to employees and directors	$—	$680

Cash and Cash Equivalents	March 31, 2017	December 31, 2016
Cash in banks	$161,110	$157,778
Short-term money markets investments	22,499	23,103
Cash and cash equivalents	$183,609	$180,881

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

21.	Segmented Information
All of the Company’s operations are within the mining sector, conducted through operations in four countries. Due to geographic and political diversity, the Company’s mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. We have determined that each producing mine and significant development property represents an operating segment. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company’s chief operating decision maker to make decisions about resources to be allocated to the segments and to assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia.
Significant information relating to the Company’s reportable operating segments is summarized in the table below:

	Three months ended March 31, 2017
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$31,673	$25,390	$46,237	$6,646	$43,152	$28,638	$—	$16,951	$—	$198,687
Depreciation and amortization	$(3,219)	$(2,385)	$(15,829)	$—	$(4,791)	$(1,287)	$(21)	$(1,735)	$(86)	$(29,353)
Exploration and project development	$(628)	$(274)	$(414)	$—	$(38)	$—	$(1,276)	$—	$(894)	$(3,524)
Interest income (expense)	$13	$3	$(533)	$1	$—	$106	$—	$—	$522	$112
Interest and financing expenses	$(217)	$(145)	$(294)	$(90)	$(116)	$(678)	$(25)	$(56)	$(769)	$(2,390)
Gain (loss) on disposition of assets	$—	$—	$1	$—	$(360)	$—	$—	$12	$389	$42
Share of loss from associate and dilution gain	$—	$—	$—	$—	$—	$—	$—	$—	$771	$771
Foreign exchange gain (loss)	$(102)	$(47)	$573	$129	$334	$(225)	$162	$213	$1,472	$2,509
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$1,794	$1,794
Earnings (loss) before income taxes	$10,616	$8,164	$(8,328)	$(18)	$15,157	$(9,907)	$(1,647)	$4,904	$8,850	$27,791
Income tax (expense) recovery	$(3,392)	$(1,854)	$6,174	$396	$(2,013)	$(14)	$(11)	$(1,684)	$(5,443)	$(7,841)
Net earnings (loss) for the period	$7,224	$6,310	$(2,154)	$378	$13,144	$(9,921)	$(1,658)	$3,220	$3,407	$19,950
Capital expenditures	$2,165	$1,811	$19,628	$—	$5,649	$1,098	$—	$1,566	$21	$31,938

	As at March 31, 2017
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$127,975	$70,478	$815,166	$35,733	$240,286	$105,901	$193,223	$93,360	$219,147	$1,901,269
Total liabilities	$44,587	$23,535	$183,139	$7,113	$47,462	$42,071	$1,204	$28,191	$97,896	$475,198

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

	Three months ended March 31, 2016
	Peru		Mexico			Argentina		Bolivia
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue	$22,351	$21,542	$36,755	$15,588	$22,121	$27,320	$—	$12,598	$—	$158,275
Depreciation and amortization	$(3,285)	$(4,334)	$(11,284)	$(1,986)	$(2,383)	$(4,358)	$(31)	$(1,562)	$(148)	$(29,371)
Exploration and project development	$(46)	$(155)	$(6)	$—	$(122)	$—	$(34)	$—	$(919)	$(1,282)
Interest income	$5	$1	$—	$—	$—	$33	$—	$—	$284	$323
Interest and financing expenses	$(163)	$(120)	$(177)	$285	$(75)	$(906)	$(17)	$(54)	$(571)	$(1,798)
Gain (loss) on disposition of assets	$—	$92	$5	$5	$2	$—	$—	$—	$—	$104
Foreign exchange gain (loss)	$(94)	$(6)	$99	$16	$99	$(780)	$(44)	$242	$(1,304)	$(1,772)
Loss on commodity, fuel swaps and foreign currency contracts	$—	$—	$—	$—	$—	$—	$—	$—	$(58)	$(58)
(Loss) earnings before income taxes	$2,539	$2,142	$(4,379)	$1,098	$4,246	$(2,373)	$(770)	$663	$2,809	$5,975
Income tax (expense) recovery	$(791)	$(901)	$954	$(204)	$(1,738)	$—	$(6)	$(441)	$(973)	$(4,100)
Net (loss) earnings for the period	$1,748	$1,241	$(3,425)	$894	$2,508	$(2,373)	$(776)	$222	$1,836	$1,875
Capital expenditures	$999	$796	$22,231	$—	$19,428	$945	$5	$460	$36	$44,900

	As at December 31, 2016
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Total assets	$134,579	$65,386	$827,858	$35,853	$227,923	$111,260	$193,195	$91,893	$210,194	$1,898,141
Total liabilities	$45,986	$23,171	$199,127	$8,880	$52,636	$40,788	$1,112	$27,161	$100,276	$499,137

	Three months ended March 31,
Product Revenue	2017	2016
Refined silver and gold	$86,233	$83,866
Zinc concentrate	29,262	16,145
Lead concentrate	58,417	33,695
Copper concentrate	24,775	24,569
Total	$198,687	$158,275

22.	Income Taxes
Components of Income Tax Expense

	Three months ended March 31,
	2017	2016
Current income tax expense	$11,958	$3,387
Deferred income tax (recovery) expense	(4,117)	713
Income taxes expense	$7,841	$4,100
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors which have affected the effective tax rate for the three months ended March 31, 2017 and the comparable period of 2016 were foreign exchange fluctuations, changes in the non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Reconciliation of Effective Income Tax Rate

	Three months ended March 31,
	2017	2016
Earnings before taxes and non-controlling interest	$27,791	$5,975
Statutory Canadian income tax rate	26.00%	26.00%
Income tax expense based on above rates	$7,226	$1,554
Increase (decrease) due to:
Non-deductible expenditures	1,176	1,495
Foreign tax rate differences	(1,764)	(524)
Change in net deferred tax assets not recognized:
- Argentina exploration expenditures	577	205
- Other deferred tax assets	446	3,244
Non-taxable portion of net earnings of affiliates	(1,188)	(1,229)
Tax on sale of royalty	1,400	—
Effect of other taxes paid (mining and withholding)	4,691	1,157
Effect of foreign exchange on tax expense	(8,376)	(201)
Non-taxable impact of foreign exchange	2,945	(2,013)
Other	708	412
Income tax expense	$7,841	$4,100
Effective income tax rate	28.21%	68.62%

23.	Commitments and Contingencies

a.	General
The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b.	Environmental Matters
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.
Estimated future reclamation costs are based on the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company’s environmental policies. As of March 31, 2017, $59.4 million (December 31, 2016 - $55.6 million) was accrued for reclamation costs relating to mineral properties. See also Note 12.

c.	Credit Facility
On April 15, 2015 the Company entered into a $300.0 million secured revolving credit facility with a 4-year term (Note 14).

d.	Income Taxes
The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.
In December 2013, the Mexican President passed a bill that increased the effective tax rate applicable to the Company’s Mexican operations. The law was effective January 1, 2014 and increased the future corporate income tax rate to 30%, creating a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty is tax deductible for income tax purposes. The Special Mining Duty is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

e.	Finance Leases
The present value of future minimum lease payments classified as finance leases at March 31, 2017 is $7.6 million (December 31, 2016 - $7.1 million) and the schedule of timing of payments for this obligation is found in Note 13.

f.	Law changes in Argentina
Under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Historically, the Argentine government also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials.  In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies,  exposing us to additional risks of Peso devaluation and high domestic inflation.
While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations.  It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future changes might have on the Company.  As such, the Company continues to monitor and assess the situation in Argentina.

g.	Political changes in Bolivia
On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”).  Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time.  In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

h.	Other Legal Matters
The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.
In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

i.	Title Risk
Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

j.	Royalty Agreements and Participation Agreements
The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.
As part of the Arrangement closed with Maverix on July 11, 2016 (Note 9), Maverix acquired from the Company a portfolio of royalties, precious metals streams and payment agreements, in exchange for a 54% interest in Maverix (41% fully diluted as at March 31, 2017).  The key portfolio assets included the economic equivalent of one hundred percent (100%) of the gold produced from Pan American’s operating La Colorada silver mine, less a fixed price of US$650 per ounce for the life of the mine, as well as an agreement to purchase five percent (5%) of future gold production at a fixed price of US$450 per ounce from the feasibility stage La Bolsa project.  The portfolio also included, among others, the equivalent of a net smelter returns royalty of one and one-quarter percent (1¼%) on all metals produced from the pre-feasibility stage Calcatreu project, and a net smelter returns royalty of one percent (1%) on the Pico Machay project, both of which are currently owned by Pan American.
On September 22, 2011, Peru’s Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a “special tax” at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a “special contribution” of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company’s Peruvian operations.
In the province of Chubut, Argentina which is the location of the Company’s Navidad property, there is a provincial royalty of 3% of the “Operating Income”. Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer below to the Navidad project section below for further details.
As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 15.
Huaron and Morococha mines
In June 2004, Peru’s Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

Manantial Espejo mine
Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.
San Vicente mine
Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the “Participation Fee”) of the operation’s cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the three months ended March 31, 2017, the royalties paid to COMIBOL amounted to approximately $3.4 million (2016 - $3.3 million).
A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. For the three months ended March 31, 2017 the royalties paid to EMUSA amounted to approximately $0.2 million (2016 - $0.2 million).
In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible. For the three months ended March 31, 2017 the royalty amounted to $1.2 million (2016 - $0.9 million).
Dolores mine
Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. The royalties to Royal Gold amounted to approximately $1.3 million for the three months ended March 31, 2017 (2016 – $1.1 million).
Navidad project
In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province’s direct participation in all mining projects, including Navidad.
In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has temporarily suspended project development activities at Navidad.
The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

24.	Related Party Transactions
The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. All related party transactions for the three months ended March 31, 2017 and 2016 have been disclosed in these consolidated financial statements. Related party transactions with Maverix have been disclosed in Note 9 of these consolidated financial statements.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Pan American Silver Corp.
Notes to the Condensed Interim Consolidated Financial Statements
As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
(unaudited tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, and per share amounts)

25.	Subsequent Event
On April 24, 2017, the Company entered into a definitive agreement with Patagonia Gold Plc. ("Patagonia") to acquire 100% of Patagonia's Cap-Oeste Sur Este ("COSE") project in the Santa Cruz province of southern Argentina. Under the terms of the definitive agreement, consideration payable to Patagonia included $15 million, of which $7.5 million is deferred, plus a 1.5% net smelter returns royalty ("NSR") on the COSE project. Upon closing, title to COSE will transfer to the Company following the payment of $7.5 million and the granting of a 1.5% NSR on production from COSE. The remaining $7.5 million payment is due either 12 months after the closing date or upon the commencement of commercial production, whichever is the earlier. If the Company does not pay the remaining $7.5 million to complete the acquisition, COSE will revert back to Patagonia and the Company will be entitled to retain a 3.0% NSR royalty on production from COSE. The COSE transaction is expected to close in May 2017.
In addition, Patagonia has been granted an exclusive option to purchase the Company's Calcatreau project for $15 million. The option is exercisable at the discretion of Patagonia and will remain available for a period of six months.